Exhibit 99.4

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH “[***]”. SUCH IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS (I) NOT MATERIAL AND (II)WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

Fair Market Value Appraisal: Internal Use

Client

Series 495, a series of Masterworks Vault 2, LLC

Intended User

Masterworks Administrative Services, LLC on behalf of the above-named Client.

Intended Use

To determine fair market value as outlined in the Scope of Work.

Effective Date of Valuation

December 31, 2022

Date of Report

May 27, 2025

TABLE OF CONTENTS

Certification	2

About Masterworks	3

Scope of Work	3

Definition of Value	4

Method of Research	4

Method of Examination	4

Assignment Conditions	4

Approach to Value	5

Opinion of Value	5

Subject Artwork	6

Fair Market Value	6

Artist Background	7

Valuation Narrative	7

Comparable Sales	9

Sources of Data	10

Statements and Disclosures	11

Appraisal Terminology and Definitions	12

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Certification

I certify that, to the best of my knowledge and belief:

●	The statements of fact contained in this Appraisal Report are true and correct.
●	The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, impartial, and unbiased professional analyses, opinions and conclusions.
●	In my role at Masterworks Administrative Services, LLC, I provide on-going valuation and consultation regarding the Masterworks Portfolio; in this context, I frequently perform an initial review of the Artwork prior to its acquisition by Masterworks.
●	I am an employee of Masterworks Administrative Services, LLC, which serves as the administrator to the owner of the Artwork. Masterworks Administrative Services, LLC receives revenue for the administration of the Artwork and, its affiliate, Masterworks Gallery, LLC holds a financial interest in the corporate entity that owns the Artwork. However, I have no direct personal interest or bias with respect to the property that is the subject of this report or to the parties involved with this assignment.
●	My engagement in this assignment was not contingent upon developing or reporting predetermined results.
●	My compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of Masterworks, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.
●	My analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.
●	The property that is the subject of this report was inspected by a member of the Masterworks’ Acquisitions team and/or Appraisal team; in the event that I did not personally inspect the artwork, I relied on information, including photographs and other documentation, supplied by both the seller and the Masterworks team member who conducted the inspection.
●	I received personal property appraisal assistance from Jessica Maliszewski, Senior Appraiser, who assisted with research and appraisal development.

Abigail Athanasopoulos
Director of Appraisals
Masterworks Administrative Services, LLC

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About Masterworks

Masterworks Administrative Services, LLC acts as manager for individual Delaware LLCs that own, through a segregated portfolio of Masterworks Cayman SPC, a single artwork as its sole investment which have been offered and sold as securities pursuant to an exemption from registration under Rule 251(a)(2) of Regulation A under the Securities Act of 1933. For the purposes of this Appraisal Report only, and unless otherwise indicated in a specific instance, this organizational structure shall be referred to as “Masterworks.”

Scope of Work

The following appraisal report (“Appraisal Report”) was prepared for use in determining the Fair Market Value of the subject artwork (the “Artwork”), which is owned by Series 495, a series of Masterworks Vault 2, LLC. This Appraisal Report is intended for use by Series 495, a series of Masterworks Vault 2, LLC and its subsidiaries (collectively referred to as “Masterworks 495”). The Appraisal Report has been prepared by the Masterworks Appraiser(s) on behalf of Masterworks Administrative Services, LLC in its capacity as administrator to Series 495, a series of Masterworks Vault 2, LLC. This appraisal was requested for internal use to conclude a retrospective opinion of value1 as of December 31, 2022. This valuation is valid as of the Effective Date, and does not take into account any sales of comparable works or market movement that occur after the Effective Date. This Appraisal Report may not be used for any other purpose than that stated above, or by any other users.2

Values stated may not reflect additional expenses which might be incurred should the Artwork be sold, such as advertising costs, or shipping. For the avoidance of doubt, this Appraisal Report shall not be construed as providing investment advice or be relied upon by those making investment decisions. Given the volume of transactions, internally compiled intelligence and qualified personnel, among other items, Masterworks believes it is well-positioned to appraise artworks in the Masterworks Portfolio. This appraisal was prepared in accordance with the 2024-2025 Uniform Standards of Professional Appraisal Practice (“USPAP”) developed by the Appraisal Standards Board of the Appraisal Foundation, by a USPAP-compliant appraiser from the Masterworks Appraiser(s). It is noted that there are potential conflicts of interest given that Masterworks Appraiser(s) are employees of Masterworks, and Masterworks retains an ownership and other pecuniary interests in the Artwork.

1 The effective date of valuation is prior to the date of the report.

2 Use of this report may be requested and approved on a case-by-case basis.

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Definition of Value

The definition of fair market value is set forth in IRS Section 1.170 and 20.2031-1 which states that: “The Fair Market Value is the price at which the property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or to sell and both having reasonable knowledge of relevant facts.” (According to Technical Advisory Memorandum [TAM] 9235005 [May 27, 1992], fair market value should include the buyer’s premium) 20.2031 (b) continues “the fair market value of an item of property includible in the decedent’s gross estate is not to be determined by a forced sale price. Nor is the fair market value of an item of property to be determined by the sale price of that item in a market other than that in which such item is commonly sold to the public, taking into account the location of the item wherever appropriate.”

Method of Research

In preparing this Appraisal Report, research was conducted in the Masterworks offices. The offices are equipped with an extensive library relevant to the artworks held in the Masterworks’ collection. Research involved but was not limited to: i) detailed research of comparable transactions occurring at public auction via third-party, on-line artwork-focused databases including artprice and artnet; ii) review of an internal database of similar works and works by the same artists that have been previously offered to Masterworks for purchase; iii) review of historical market trends within the specific artist market, the market for similar (or comparable) artwork based on internally-compiled market indices, and the broader art market; iv) review of past condition reports, photos, previous appraisals, sales transactions, auction catalogues and other documentation related to the Artwork; iv) review of general art market intelligence and observations acquired by Masterworks through the attendance of auction previews, art fairs exhibiting comparable works, gallery and museum exhibitions and v) art historical research pertaining to the artist and the subject artwork using Masterworks’ Reference Library and resources available at the New York Public Library, the Metropolitan Museum of Art’s Watson Library and the Frick’s Art Reference Library among others. Sources for art market data include third-party online transaction databases, physical auction catalogues, sales (or offers) made to Masterworks by dealers and other general market observations and intelligence.

Method of Examination

The Artwork was last physically inspected by Abigail Nakassa and Lia Taus for Masterworks on May 6, 2025, with the most recent condition report issued on May 2, 2025; it is assumed that the artwork has sustained no visible apparent change in its condition since that time.

Assignment Conditions

During the development of this Appraisal and preparation of this Appraisal Report, the Masterworks Appraiser(s) relied on photographs and descriptions of the Artwork retained in Masterworks’ collection files to confirm the work’s physical characteristics. Relevant information regarding comparable sales is included in this report or, in the case of confidential private sale data, maintained in the Masterworks Appraiser(s)’ work file at the offices of Masterworks. The Masterworks Appraiser(s) may not have personally examined the comparable works referenced in the Appraisal Report, and thus relied on the information available through online databases, auction catalogues, private dealers and/or galleries. Not all comparables have current condition reports for review.

●	Extraordinary Assumptions: An extraordinary assumption is defined by USPAP as “an assumption, directly related to a specific assignment, as of the effective date of the assignment results, which, if found to be false, could alter the appraiser’s opinions or conclusions.” The appraised value assumes the clear title, good condition, and authenticity. While members of Masterworks may have viewed the work prior to acquisition by Masterworks, the Masterworks Appraiser(s) did not inspect the property in person during the preparation of this report, and thus relied solely on images and descriptions retained in Masterworks’ files and assumed this information to be accurate. The Masterworks Appraiser(s) may not have been able to examine the comparable works used for this assignment and thus relied on information available through online databases, auction catalogues, private dealers and or galleries. When no condition report was available for comparable works, the object is assumed to be in good condition.

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●	Hypothetical Conditions: A hypothetical condition is defined by USPAP as “a condition, directly related to a specific assignment, which is contrary to what is known by the appraiser to exist on the effective date of the assignment results but is used for the purpose of analysis.” No hypothetical conditions have been applied to this Appraisal Report.
●	Limiting Conditions: The following Limiting Conditions exist in this assignment. Such conditions may limit the appraisers’ expertise in specific areas as well as the perceived responsibilities of the assignment. Some are also considered to be Extraordinary Assumptions and were taken by the appraiser as facts. If these Limitations and Extraordinary Assumptions are found to be untrue, the appraiser’s opinions, including the opinions of value may be affected.

○	The Appraisal Report is limited in that the appraiser is not an authenticator. This is also considered an Extraordinary Assumption as they assume the work is authentic.

○	This Appraisal Report is limited in that the appraiser is not a conservator. As such, they did not prepare a professional condition report for the subject work. This is also considered an Extraordinary Assumption as they assume the work is in good condition.

Approach to Value

The Artwork was evaluated based on the “Sales Comparison Approach.” This method of valuation involves analysis of recent sales involving similar objects, also referred to as comparable sales, which have sold within the market that is most common for each object. In the context of the Artwork, comparable sales generally include sales of other artwork (or the Artwork itself) created by the same artist, with similar dimensions, creation period range and subject matter as the Artwork. Comparable sales may have taken place at public auction or in private sales, if such private sales information is verifiable. The Appraisers may adjust the valuation of the Artwork, otherwise derived from past comparable sales, based on a historical price appreciation benchmark for similar works by the artist or the artist’s market overall.

The “Income Approach” and the “Cost Approach” were also considered for this appraisal. While the subject work is an income producing asset, such income is not part of the scope of the assignment and thus the “Income Approach” was not applied. The “Cost Approach” was also considered and since its application was not relevant to the assignment’s scope of work, it was not applied.

Opinion of Value

The value expressed herein is based on the Masterworks Appraiser(s)’ best judgment and opinion. This value is not a representation or warranty that the item would have realized this value if offered for sale in an appropriate market. Further, as a retrospective opinion, the value expressed is based on information from prior to the effective date of valuation (December 31, 2022) and does not reflect the appraiser’s opinion of current value.

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Subject Artwork

Barbara Kruger (b. 1945 - )

xUxnxtxixtxlxexdx x (xYxoxuxrx xfxaxcxtx xixsx xsxtxrxaxnxgxexrx xtxhxaxnx xfxixcxtxixoxnx) x, 1983

Black and white photograph, in artist’s frame

73 x 48.5 in. (185.4 x 123.2 cm)

Edition 1/1, plus 1 AP

Fair Market Value

$900,000

Location

Christie’s New York

Condition

Very Good

Provenance

Annina Nosei Gallery, New York

Peter Halley and Caroline Stewart, New York

Mary Boone Gallery, New York

Private Collection (2011)

Christie’s New York, May 15, 2025, Lot 716

Acquired from the above by the present collection

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Exhibition History

New York, Scott Hanson Gallery, Media Post Media, January-February 1988, n.p., illustrated.

Literature

Roberta Smith, “Art: ‘Media Post Media,’ A Show of 19 Women,” The New York Times, 15 January 1988, p. 2, illustrated.

Artist Background

Barbara Kruger (b. 1945, Newark, New Jersey) is an internationally renowned second-wave feminist artist from the Pictures Generation best known for her provocative taglines in a white-on-red sans serif font superimposed on black and white photographs. Kruger attended Syracuse University for a year in 1964 before transferring to Parsons School of Design in New York, where she completed her degree under the mentorship of Diane Arbus and Marvin Israel. A year later, she worked as a page designer at Condè Nast and a picture editor for Mademoiselle and House & Garden. Her professional experience in commercial advertising and print media directly influenced her artwork, which pastes the popular graphic design typesets Futura Bold Oblique and Helvetica Ultra Compressed on manipulated found photographs. Kruger appropriates these commercial graphic strategies to interrogate feminist, capitalist, and consumerist issues. Her use of mass media as a vehicle for social criticism places her within the Pictures Generation, a conceptual art movement inspired by a course taught by John Baldessari at the California Institute of the Arts that quickly spread to New York in the late 1970s. As part of the Pictures Generation, Kruger worked alongside influential artists such as Louise Lawler, Richard Prince, Cindy Sherman, and Robert Longo, among others. In 1989, a movement to repeal Roe v. Wade led Kruger to more explicitly advocate for women’s reproductive rights and produce her iconic untitled work with the phrase “Your body is a battleground.” In 1991, Kruger’s immersive exhibition at Mary Boone Gallery in New York set the precedent for her provocative site-specific installations. Her compelling images have since appeared in unlikely exhibition spaces like billboards, train stations, buses, and municipal buildings. In 2005, Kruger was commissioned to design the facade of Italy’s pavilion at the Venice Biennale and was honored with the prestigious Golden Lion for Lifetime Achievement award. Kruger’s success continues to grow to new heights with a string of recent solo exhibitions and commissions, including a large-scale commission for MoMA’s atrium in 2022. Kruger continues to live and work between Los Angeles and New York.

Barbara Kruger is represented internationally by David Zwirner. In 1999, she was the subject of a mid-career retrospective at the Museum of Contemporary Art in Los Angeles, which traveled to the Whitney Museum of American Art in New York the following year. She has also been the subject of solo exhibitions at the Palazzo delle Papesse - Centro Arte Contemporanea in Siena, the Moderna Museet in Stockholm, the National Gallery of Art in Washington, D.C., and the Neue Nationalgalerie in Berlin, among many others. Kruger’s artworks are represented in permanent collections at prestigious institutions around the world, including the Art Institute of Chicago, the Broad in Los Angeles, the Institute of Contemporary Arts in London, the Los Angeles County Museum of Art, the Metropolitan Museum of Art in New York, the Museum of Fine Arts in Boston, the Museum Ludwig in Cologne, the Museum of Modern Art in New York, the Saint Louis Art Museum, the Solomon R. Guggenheim in New York, the Tate in London, and the Whitney Museum of American Art in New York, among others.

Valuation Narrative

Untitled (Your fact is stranger than fiction) (1983), 73 x 48.5 inches, is a prime example of Barbara Kruger’s iconic black and white photographs overlaid with text from the 1980s. Executed in 1983, the Artwork demonstrates Kruger’s mature style, which juxtaposes found imagery culled from a variety of sources, such as magazines, television, and newspapers, with aphoristic text in a Futura Bold typeface. Kruger developed her signature style in the late 1970s and early 1980s, leveraging her previous experience in magazine editing to explore the circulation and cultural impact of images. Black and white photographs in a red artist’s frame from the 1980s, like the Artwork, are arguably Barbara Kruger’s most iconic works, making up seven of the artist’s top ten auction records as of the effective date of this report, December 31, 2022.

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The subject property is a large-scale black and white photograph that depicts an ambiguous and imposing figure who appears to be looking under a microscope or possibly in the midst of creating a chemical or scientific experiment. The image of the bespectacled figure may have been adapted from a science-fiction film or novel, or possibly appropriated from a medical text. The phrase “Your fact is stranger than fiction” is overlaid diagonally across the image in the artist’s characteristic Futura Bold typeface. The words “fact” and “fiction” are treated in a larger black font in a white text box, while the words “Your…is stronger than…” are in a smaller white font in a black text box. Kruger adapts the well-known idiom “truth is stranger than fiction” by adding the pronoun “you” and substituting “truth” with “fact.” Kruger’s deliberate use of “you” immediately addresses and engages the viewer, prompting them to question what they see, hear, and read in mainstream media and how these messages might shape society, opinions, and understanding. The subject work is an original photograph from an edition of 1 of 1, plus an artist proof.

According to the Art Basel and UBS annual report the Global Art Market continued to strengthen in 2022 since the market’s contraction due to the global pandemic in 2020. Up from the previous year to an estimated total of $67.8 billion, it placed the market slightly above the pre-pandemic levels of 2019, while also achieving the second highest year on record following closely behind 2014’s Global Art Market total of $68.2 billion. Contributing to this record achievement in 2022 was the return of the single owner sale (with the Macklowe and Paul Allen collections totaling $1.6 billion alone), as well as records being set at the high end of the market, which included numerous new artist records; among these artists was Kruger, who achieved two of her top five records in 2022 - and more specifically during the New York marquee sales in November of that year.

On November 17, 2022, Untitled (Tell Us Something We Don’t Know) (1987), 48.125 x 65.5 inches, sold at Sotheby’s, New York, just over its pre-sale high estimate to realize $630,000. A late 1980s, horizontally-formatted black and white photograph, also in the artist’s red frame like the subject work, this example juxtaposes another well-known idiom with a much more non-descript subject (which depicts numerous toy eyes against a fence-like framework that alludes to the importance of the human gaze and mass media). This sale achieved Kruger’s fifth record price at auction.

One day prior to this, on November 16, 2022, also at Sotheby’s, New York, Untitled (My face is your fortune) (1982), 72 x 49 inches, which is comparable to the Artwork in period, scale, and format, set the artist’s high record at auction when it sold for $1,562,500. Achieving almost double its $800,000 high pre-sale estimate at Sotheby’s Contemporary Evening Auction, this work exemplifies Kruger’s most sought-after period and signature themes. The imagery and accompanying text, reminiscent of contemporary advertisements depicting idealized female beauty, is a critique of mass culture’s misogynistic tendencies - here Kruger appropriates a bold, striking (and closely-cropped) image of a woman splashing water on her face overlaid with the pithy phrase “My face is your fortune.”

Finally, on November 9, 2021, at Christie’s, New York, Untitled (Your Manias Become Science) (1981), 49 x 61.5 inches, sold for $1,170,000 (far above its pre-sale estimate of $500,000-$700,000), becoming Kruger’s second highest record at auction. Executed in the year Kruger’s career really began taking off, this early 1980s black and white photograph features one of the most well-recognized subjects of the 20th century - the detonation of an atomic bomb. Kruger’s juxtaposition of imagery and text is a reminder of humanity’s capacity for innovation and destruction.

The Fair Market Value of the Artwork was determined in relation to the aforementioned artworks, with differences in subject, year, format, and execution taken into consideration. Based on public auction sales, it is the opinion of the appraisers that the Fair Market Value of the subject work is below the sales of Untitled (My face is your fortune) and Untitled (Your Manias Become Science) (that depict more iconic and recognizable imagery), but above the far less-descript Untitled (Tell Us Something We Don’t Know).

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Comparable Sales

Title: Untitled (Tell Us Something We Don’t Know)

Year Made: 1987

Medium: Black and white photograph (in artist’s frame)

Dimensions: 48.125 x 65.5 in. (122.2 x 166.4 cm)

Date of Sale: November 17, 2022
Sale Name: Contemporary Day Auction

Sale Location: Sotheby’s, New York

Lot: 825

Estimate: $400,000 - $600,000

Realized Price: $630,000

Title: Untitled (My face is your fortune)

Year Made: 1982

Medium: Black and white photograph

Dimensions: 72 x 49 in. (189.2 x 123.8 cm)

Date of Sale: November 16, 2022
Sale Name: Contemporary Evening Auction

Sale Location: Sotheby’s, New York

Lot: 101

Estimate: $600,000 - $800,000

Realized Price: $1,562,500

Title: Untitled (Your Manias Become Science)

Year Made: 1981

Medium: Black and white photograph

Dimensions: 49 x 61.5 in. (124.5 x 156.2 cm)

Date of Sale: November 9, 2021
Sale Name: 21st Century Evening Sale

Sale Location: Christie’s, New York

Lot: 16A

Estimate: $500,000 - $700,000

Realized Price: $1,170,000

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Sources of Data

Auction Houses: Christie’s, Sotheby’s, Phillips, Bonhams, Artcurial, SBI Art Auction, Mainichi Auction, Mallet Japan, China Guardian, Ketterer Kunst, Seoul Auction, iART Co.

Online Databases: Artprice, Artnet, AskArt, Mutual Art and the Baer Faxt Auction Database

Masterworks Appraisers Qualifications

Abigail Athanasopoulos, Director of Appraisals, is an Accredited Senior Appraiser with the American Society of Appraisers (ASA) and an Accredited Member of the International Society of Appraisers (ISA) with over nineteen (19) years of experience appraising fine art. Prior to her position with Masterworks, she was the Founder & Principal of Spectrum Appraisals, LLC, a comprehensive art appraisal and advisory firm providing clients with highly competent and unbiased fair market value and replacement value appraisals for a wide variety of intended uses. She previously worked as a senior appraiser and project manager for Appraisal Resource Associates, Inc., and a gallery associate at D. Wigmore Fine Art, New York; she has also recently served on ASA’s executive committee and is an active member of ArtTable (a professional organization dedicated to advancing the leadership of women in the visual arts). Ms. Athanasopoulos holds a B.A. in Art History from Wellesley College and has completed extensive coursework in Appraisal Studies through both NYU’s Appraisal Studies Program and Pratt Institute (in association with the American Society of Appraisers), from which she obtained a Certificate in Fine & Decorative Arts Appraisal Studies. She is “qualified” per IRS guidelines and is compliant with the Uniform Standards of Professional Appraisal Practice (USPAP) through 2025.

Jessica Maliszewski, Senior Appraiser, is an Accredited Member of the Appraisers Association of America (AAA) specializing in Post-War, Contemporary and Emerging Art. A member of the AAA for eight (8) years, Ms. Maliszewski is Uniform Standards of Professional Appraisal Practice (USPAP) compliant through June 2025, and presently serves on the Membership Committee. As a Fine Art Appraiser, she has completed appraisals for clients nationally and internationally for purposes of insurance, tax and estate planning, charitable donations, and equitable distribution. Though predominantly working in Post-War, Contemporary and Emerging Art since 2008, Ms. Maliszewski has further experience in valuing and cataloguing a wide variety of fine and decorative objects. In addition to her appraisal work, Ms. Maliszewski has twenty (20) years of experience in New York and London, working in collections management and research, and working for art consultancies, art fairs, museums, galleries, and artist studios. Ms. Maliszewski holds a B.A. with a concentration in Art History from Northeastern University, an M. Litt in the History of Art and Connoisseurship in Fine and Decorative Arts from Christie’s Education in London, and completed extensive coursework in appraisal studies through New York University’s Appraisal Studies Program and the Appraisers Association of America.

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Statements and Disclosures

This Appraisal Report consists of pages and must be presented in its entirety to be valid. This document is prepared solely for internal corporate and accounting purposes as described in the Scope of Work using the Sales Comparison approach to arrive at the Fair Market Value as of the stated effective valuation date. It is to be used solely by the intended users listed in this Appraisal Report for that purpose and can be relied upon by the intended user as described in the Scope of Work.

Unless otherwise stated herein, this Appraisal Report is based only on the readily apparent identity of the item appraised, and no further opinions or guarantee of authenticity, genuineness, attribution, or authorship is made. However, in appraising the subject property, the Masterworks Appraiser(s) found no reason to question the authenticity of the article, except as noted. To the knowledge of the Masterworks Appraiser(s), no laboratory testing has been performed on the subject property.

Unless otherwise stated herein, the appraised value is based on whole ownership and possessory interest undiminished by any liens, fractional interests or any other form of encumbrance or alienation.

This Appraisal Report is made at the request of the parties named for their use. The Appraisal Report is not an indication or certificate of title ownership. The identification of the interest of the requesting parties is simply represented to the Masterworks Appraiser(s) by such parties and no inquiry or investigation has been made nor is any opinion given as to the truth of such representation.

The value expressed herein reflects the professional judgment and opinion of the Masterworks Appraiser(s) and is not a representation or warranty that the item will realize that value if offered for sale at an auction or otherwise. The value expressed is based on current information on the assigned effective valuation date stated on the cover page of this report. No opinion is hereby expressed as to any future value, nor unless otherwise stated, as to any past value.

Masterworks is active in bidding in the auction market. If there is a sale of a work that Masterworks has purchased at public auction that qualifies as comparable to the Artwork, the comparable sale may be included in the comparable data set at the discretion of the Masterworks Appraiser(s), provided that the related party nature of the comparable sale will be noted in the appraisal.

The market level selected for this assignment is based on the subject property’s current use and alternative uses as relevant to the type and definition of value and the intended use of the Appraisal Report. As such, the Masterworks Appraiser(s) considered the most common marketplace(s) given the purpose of this appraisal assignment.

The Masterworks Appraiser(s) are not required to give testimony, be present in any court of law, or appear before any commission or board by reason of this Appraisal Report without reasonable prior notice. Should this report be challenged in any way, not limited to litigation, it is understood that the Masterworks Appraiser(s) are prepared to defend this Appraisal Report, if required. Appearance and testimony at deposition, trial, or alternative dispute resolution proceedings and the necessary preparations thereof are considered to be new and separate assignments.

Possession of this Appraisal Report, or a copy thereof, does not include the right of publication without the written consent of Masterworks. This Appraisal Report, or any part thereof, including the identity of the Masterworks Appraiser(s), shall not be made public through advertising, public relations, news releases, sales, or other distributive or information media without the written consent of Masterworks.

Copies of this Appraisal Report and written and electronic notes pertaining to the appraisal assignment will be kept in the offices of Masterworks for a minimal period of five (5) years after the date of issue or two (2) years after final disposition of any judicial proceedings involving the Masterworks Appraiser(s), whichever period expires last. Masterworks makes every effort to store records pertaining to the Appraisal in a safe and secure environment. However, Masterworks is not responsible for acts of nature, war, terrorism, or other unexpected catastrophes which may affect the safekeeping of this Appraisal Report.

All matters regarding the duties, responsibilities, and liabilities of the Masterworks Appraiser(s) are in accord with the Valuation Standards and Professional Practices as outlined by the Appraisal Foundation in the 2020-2021 Uniform Standards of Professional Appraisal Practice and the Principles of Practice and the Code of Ethics of the Appraisers Association of America.

Submission of this Appraisal Report concludes this appraisal assignment.

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Appraisal Terminology and Definitions

Appraisal: As defined in the Uniform Standards of Professional Appraisal Practice (USPAP), “the act or process of developing an opinion of value; an opinion of value.” According to the USPAP, value can “be numerically expressed as a specific amount, as a range of numbers, or as a relationship (e.g., not more than, not less than) to a previous value opinion or numerical benchmark (e.g., assessed value, collateral value).” It should be noted that the USPAP states that using any other term for an appraisal does not remove the work from being in compliance with USPAP; it is an appraisal if an opinion of value is given.

Buyer’s Premium: The percentage of the bid or “hammer” price paid by the buyer to the auction house when purchasing an item. The fee usually ranges between 5% and 25% of the hammer price.

Bought In (BI): Occurs at auction when an object does not meet its reserve price and fails to sell.

Catalogue Raisonné: A scholarly catalogue that should include all the known works of an artist or all of his or her known works in a specific medium at the time of the catalogue’s compilation. Essential information identifying the works is included, making the catalogue a definitive reference book.

Certificate of Authentication/Authenticity: An official document that certifies that the piece in question is correct, of the period, and by the artist designated. Some states (including New York) require specific information be included on a certificate of authentication.

Clear Title: Refers to ownership of property that is free from encumbrance, obstruction, burden or limitation.

Comparables: Those objects selected by the appraiser as being similar to one being appraised. An examination and analysis of sales figures for similar works or comparable objects allows the appraiser to arrive at an appraised value for the object under consideration.

Condition: Term referring to the physical state of a property and must be noted in an appraisal document.

Conservation: The treatment and preventive care of an object so that its condition does not deteriorate and will remain stable; the preservation of a work of art involving careful maintenance and protection of an object, using materials and procedures that will have no adverse effect on it.

Cost Approach: A valuation approach used to determine the value of an object based upon the cost of re-creating the identical piece. This approach may be applied to the decorative arts when the methods of construction or materials used are replicable.

Hammer Price: The actual (final) bid price at auction; it does not include the buyer’s premium.

Hypothetical Conditions: According to USPAP, those conditions that are contrary to the conditions that actually exist, but are supposed for the purpose of reasonable analysis. Hypothetical conditions assume conditions contrary to known facts about physical, legal or economic characteristics of a subject property or about conditions external to the property, such as the market conditions or trends, or about the integrity of data used in an analysis. Appraisals of damaged or destroyed objects employ hypothetical conditions. A hypothetical condition may be used in an assignment only if 1) the use of the hypothetical condition is clearly required for legal purposes, for purposes of reasonable analysis or for purposes of comparison; 2) the use of the hypothetical condition results in a credible analysis; and 3) the appraiser complies with the disclosure requirements set forth in USPAP for hypothetical conditions.

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Income Approach: A valuation approach used to determine the value of a work of art or object that will be used to generate future income. This is most often done through leasing, rental or the creation of reproductions but not through a one-time only sale with transfer of title and/or copyright.

Market Analysis: The study of market conditions for a specific type of personal property; sometimes both the retail and wholesale markets must be examined and analyzed.

Medium: 1.) The material from which an object or artwork is made or on which it is produced; it may include paper, canvas, board, cel (acetate), bronze; 2.) The specific tool and material used by an artist; e.g., brush and oil paint, chisel and stone; 3.) The mode of expression used by an artist; e.g., painting, sculpture, graphic arts, etc.; 4.) A liquid that may be added to a paint to increase its manipulability without decreasing its adhesive, binding or film forming properties.

Most Appropriate Market or Marketplace: The venue in which an appraiser determines that an object can be sold most easily and at the highest price. In the case of personal property, when comparables are scarce, it frequently references the most appropriate market, which can be a combination of auction and private gallery sales.

No Commercial Value (NCV): A term that usually refers to an object or a group of objects, usually in estate situations, for which it is not reasonable to assign a monetary value; for example, a mattress and a box spring.

Offering Amount: For Masterworks’ purposes, the aggregate total value of all Class A shares in a given Artwork as reflected in the final offering circular filed with the SEC.

Original Cost: Also known as the historical cost or the cost of acquiring an item of personal property.

Offering Date: For Masterworks’ purposes, the date at which the final offering circular is filed with the SEC.

Personal Property: Defined by USPAP as “identifiable, tangible objects that are considered by the general public as being “personal”; for example, furnishings, artwork, antiques, gems and jewelry, collectibles, machinery and equipment.”

Primary Market: A market created either by the maker or the maker’s agent when an object is sold for the first time, usually in galleries or stores. The secondary market is the venue for the sale of an object between a seller and a buyer when neither of them have participated in the creation or initial sale of the object. In the instance of multiples, a valid secondary market cannot exist while the maker or his agent retains a supply of the original offering.

Primary Source: Material, used in research and data comparisons, that is gathered from first-hand witnesses and includes auctions attended, galleries, art fairs and stores visited as well as actual comparables witnessed by the appraiser.

Provenance: The history of an object that may include its past ownership as well as its exhibition and catalogue history.

Qualified Appraisal: An appraisal will be treated as a qualified appraisal within the meaning of IRS Code §170 (f)(11)(E) if the appraisal complies with all the requirements of §1.170A-13(c) of the existing regulations (except for the extent the regulations are inconsistent with § 170 (f)(11)), and is conducted by a qualified appraiser in accordance with generally accepted appraisal standards. See sections 3.02(2) and 3.03 of Notice 2006-96. An appraisal will be treated as having been conducted in accordance with generally accepted appraisal standards within the meaning of §170 (f)(11)(E)(i)(II) if, for example, the appraisal is consistent with the substance and principles of the Uniform Standards of Professional Appraisal Practice (“USPAP”).

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Qualified Appraiser: (1) Appraisal designation. An appraiser will be treated as having earned an appraisal designation from a recognized professional appraiser organization within the meaning of §170 (f)(11)(E)(ii)(I) if the appraisal designation is awarded on the basis of demonstrated competency in valuing the type of property for which the appraisal is performed. (2) Education and experience in valuing the type of property. An appraiser will be treated as having demonstrated verifiable education and experience in valuing the type of property subject to the appraisal within the meaning of §170 (f)(11)(E)(iii)(1) if the appraiser makes a declaration in the appraisal that, because of the appraiser’s background, experience, education and membership in professional associations, the appraiser is qualified to make appraisals of the type of property being valued. (3) Minimum education and experience. An appraiser will be treated as having met minimum education and experience requirements within the meaning of §170 (f)(11)(E)(iii)(1) if the appraiser has successfully completed college or professional level coursework that is relevant to the property being valued, has obtained at least two years of experience in the trade or business of buying, selling, or valuing the type of property being valued, and has fully described in the appraisal the appraiser’s education and experience that qualify the appraiser to value the type of property being valued.

Recto: The front side of a painting.

Sales Comparison Approach: the most commonly applied valuation approach when appraising personal property, in which appraised value is based on achieved prices for similar works by the same artist or artisan of equal standing and related reputation (alternatively called Comparative Market Data Approach, Market Data Approach or Comparable Market Data Approach.)

Secondary Market: Refers to the marketplace in which a used object is bought and sold. Once an item is no longer available from the original source, it is considered a secondary market item. The term usually refers to the auction market and is in no way associated with the value or the condition of the object. The secondary market is the venue for the sale of an object, through an auction or a gallery, between a seller and a buyer, neither of whom has participated in the creation or initial sale of the object. In the instance of multiples, a valid secondary market cannot exist while the maker or his agent retains a supply of the original offering.

Secondary Source: an article or book that discusses information that was first presented somewhere else. Examples of secondary sources utilizing exact primary sources in research and data comparison are Artnet, ArtFact, P4a, Gordonsart, Art-Sales-Index, newel.com and other internet research tools.

Seller’s Premium or Seller’s Commission: The percentage of the bid or “hammer” price paid by a seller to an auction house when selling an item. The fee ranges from nothing to 35 percent and may be more negotiable than the buyer’s premium.

Statement of Assumptions & Limiting Conditions: Terms or concepts generally linked together in most appraisals. An assumption is that which is taken to be true. An extraordinary assumption is an assumption, directly related to a specific assignment, that, if found to be false, could alter the appraiser’s opinions or conclusions. A limiting condition refers to the conditions that limit the appraiser’s examination or research of the appraised items and the appraisal assignment. Hypothetical conditions are those that are contrary to what exists, but are supposed for the purpose of analysis.

Uniform Standards of Professional Appraisal Practice (USPAP): The appraisal standards covering the development and communication of appraisers’ opinions and conclusions published by the Appraisal Standards Board of The Appraisal Foundation. First published in 1987, these standards apply to all disciplines of appraising.

Verso: The backside of a painting.

Work Size: The dimensions of works on panel or board. When the word “sight” is used in conjunction with worksize, it refers to the dimensions of the visible image of the work.

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